090403
090403



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20170423842-13**
	Filing Date and Time
	10/04/2017 1:05 PM
	Entity Number
	E0155892010-7

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   __Certificate of Correction__   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

Puget Technologies, Inc.

2. Description of the original document for which correction is being made:

Amended and Restated Articles of Incorporation

3. Filing date of the original document for which correction is being made: July 11, 2017

4. Description of the inaccuracy or defect:

The referenced Amended and Restated Articles of Incorporation filed on July 11, 2017 was filed in error due to insufficient corporate authority.

5. Correction of the inaccuracy or defect:

The referenced Amended and Restated Articles of Incorporation filed on July 11, 2017 is rescinded in its entirety from and after the date of this filing.

6. Signature:

X _(signature)_

Authorized Signature   Chairman   10/4/2017

                              Title *   **Date**

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State Correction
                                                              Revised: 1-5-15